Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

RECEIVED

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05011604

Murten, 21.09.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Preben Sundenaes
Group Finance Director

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland

Smart solutions for comfort and safety

Press release
Murten, September 20, 2005, 18.15 hrs

Saia-Burgess acknowledges the decision of the Swiss Federal Banking Commission

In its decision of September 19, 2005, the Swiss Federal Banking Commission (SFBC) confirmed Recommendation V made by the Swiss Takeover Board on August 23, 2005 and rejected by Saia-Burgess on August 25, 2005. In this recommendation, the Swiss Takeover Board stated that the supplements to the employment contracts of the Group Management of Saia-Burgess represented an ineligible defensive measure under stock exchange law.

The Board of Directors of Saia-Burgess Electronics Holding AG acknowledges the SFBC's decision. Saia-Burgess will not exercise the option of taking the decision to the Swiss Federal Supreme Court, although the Board of Directors reaffirms the comments it has already made several times in this regard: in extending the employment contracts, the objective of the Board of Directors was to provide stability for the company in an environment dominated by rumours, and it in no way acted in its own interests. It prepared its decision carefully and considered it thoroughly. The Board of Directors of Saia-Burgess is therefore convinced that it acted in the best interests of the company in making its decision.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Special website 'Takeover bid'
All information in connection with the takeover bids is summarized on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.